                                               Filed by Mattson Technology, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                       Subject Company: Mattson Technology, Inc.
                                                  Commission File No.: 000-24838


                            Power Point Presentation
                            Mattson Technology, Inc.

                        Displayed on Mattson's web site
                                www.mattson.com



mattson

the power of three

Creating value and driving growth

[GRAPHIC OF THREE
INTERLOCKING CIRCLES,
ONE DISPLAYING CFM
LOGO, ONE DISPLAYING
STEAG LOGO AND ONE
DISPLAYING MATTSON LOGO]

                                                                    mattson
                                                              the power of three

DISCLAIMER

Mattson plans to file a Registration Statement on Form S-4 in connection with the transactions and both Mattson and CFM expect to mail a Proxy Statement / Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Proxy Statements / Prospectuses carefully when they are available. The Registration Statement and the Proxy Statements / Prospectuses will contain important information about Mattson, CFM, the STEAG business being combined with Mattson and CFM and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission ("SEC") at http://www.sec.gov. Copies of the registration statement and Mattson's proxy statement / prospectus may be obtained free charge from Mattson through the contact listed above.

In addition to the Registration Statement and the Proxy Statements / Prospectuses, Mattson and CFM file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Mattson and CFM at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Mattson and CFM's filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Mattson and CFM, their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Mattson's and CFM respective shareholders in favor of the adoption of the definitive agreements. A description of any interest that Mattson's and CFM's directors and executive officers have in the transactions will be available Mattson's and CFM's filings with the SEC are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. in the respective Proxy Statements / Prospectuses.

This Press Release contains forward-looking statements regarding, among other matters, industry trends and the Company's future financial performance. Forward-looking statements address matters which are subject to a number of risks and uncertainties. In addition to the general risks associated with the development of complex technology, future results of the Company will depend on a variety of factors, including the timing of significant orders, the ability of the Company to bring new systems to market, the timing of new product releases by the Company's competitors, slowdowns in the semiconductor industry, and other competitive factors. Reference is made to the Company's filings with the Securities and Exchange Commission for further discussion of risks and uncertainties regarding the Company's business.

                                                                    mattson
                                                              the power of three
mattson

the power of three

      -     Key Industry Trends

      -     The New Mattson

      -     Shareholder Benefits

                                                                    mattson
                                                              the power of three

Key Industry Trends

The Big Are Getting Bigger

PERCENTAGE OF TOTAL REVENUE FROM TOP 10 SUPPLIERS

1994                          58.2%
1995                          59.3%
1996                          59.5%
1997                          62.5%
1998                          64.8%
1999                          68.9%

Source: Morgan Stanley Dean Witter/Dataquest

                                                                    mattson
                                                              the power of three

Key Industry Trends

Size matters as industry matures

      + Customers want to reduce RISK! Larger companies are perceived as less risky.

            -     Dedicated, focused account and service managers

            -     More support personal internationally

            -     Larger R&D spending budgets

      + IC manufacturers want to focus on fewer equipment vendors (vendor of choice)

                                                                    mattson
                                                              the power of three

Key Industry Trends

Consolidation in the equipment industry

1997                                         2000

+    Applied Materials                       +    Applied Materials
+    Asyst                                   +    Asyst
+    Brooks Automation                       +    Brooks Automation
+    Eaton SED                               +    Eaton SED
+    Electroglas                             +    Electroglas
+    ETEC                                    +    KLA-Tencor
+    Equipe Technologies                     +    Novellus
+    Fab Solutions                           +    PRI Automation
+    Fairchild
+    Fusion Systems
+    Irvine Optical Corporation
+    KLA
+    Tencor
+    Knights Technology
+    MECS
+    Novellus
+    Obsidian
+    PRI Automation
+    Promis Systems
+    Varian SEG

                                                                    mattson
                                                              the power of three

Key Industry Trends

Customers want complete solutions

      + Increased IC complexity means equipment companies must provide broad process solutions

      + Equipment companies must provide solutions/expertise in key process areas

      +     Process integration expertise is required

                                                                    mattson
                                                              the power of three

Key Industry Trends

Dramatic Growth by Foundries

Wafer Revenue ($ B)

                                    26% CAGR


[BAR CHART SHOWING
YEAR TO YEAR GROWTH
IN WAFER REVENUES
AND PROJECTIONS,
1998 - 2003]

                                                                    mattson
                                                              the power of three

Key Industry Trends

Transition to 300mm wafers

Company                      Announcement      Construction           Production
-------                      ------------      ------------           ----------
Semiconductor 300                  X                  X                  2000
Intel                              X                  X                  2001
Hitachi-UMC                        X                  X                  2001
UMC                                X                  X                  2001
Texas Instruments                  X                  X                  2001
NEC                                X                  X                  2001
IBM                                X                  X                  2001
Infineon                           X                  X                  2001
TSMC                               X                  X                  2001

                     300mm capital spending for 2000 = $5.8B
                         11% of total capital spending

                                                                    mattson
                                                              the power of three

The New Mattson

Mattson is gaining critical mass and becoming a strong multi-product company through strategic acquisitions of CFM Technologies and the semiconductor division of Steag.

-     This will be a stock transaction (See Pie chart for ownership breakdown)

      Mattson     Steag      CFM
      -------     -----      ---
        56         32         12

-     The deal is expected to close Jan. 2001.

                                                                    mattson
                                                              the power of three

Company Overviews

                    MATTSON
                    TECHNOLOGY                        steag                             CFM
                    ----------                        -----                             ---
Products            Leading Supplier: Dry Strip       Broad Portfolio: RTP,             Strong Technology
                    PECVD, RTP & batch                LPCVD & Wet Processing            Productivity Leader in
                    Epi Products                      Products                          Wet Process Equipment

Employees           500+ Employees Worldwide          1000+ Employees Worldwide         300+ Employees Worldwide

Sales (1999)        Sales = $103M                     Sales > $140M                     Sales > $30M

Installed Base      Installed Base >1100 Tools        Installed Base > 800 Tools        Installed Base > 200 Tools

                                                                    mattson
                                                              the power of three

Shareholder Benefits

-       Critical mass achieved - Top 15 company

-       Comprehensive product portfolio

-       Well positioned for Asian/foundry growth

-       300mm leadership

-       Strong financials to support growth

                                                                    mattson
                                                              the power of three

Taking the Leap to a Top 15 Company

`99 Rank         Company                                 1999 Rev.
--------         -------                                 ---------
    1            Applied Materials                       $4,543M
    2            Tokyo Electron Ltd.                     $1,805M
    3            Nikon                                   $1,203M
    4            ASM Lithography                         $1,122M
    5            KLA-Tencor                              $  861M
    6            Lam Research                            $  739M
    7            Canon                                   $  633M
    8            Novellus Systems                        $  522M
    9            Dainippon Screen                        $  494M
    10           Silicon Valley Group                    $  461M
    11           Hitachi                                 $  388M
    12           Eaton (Axcelis)                         $  352M
    13           Mattson (pro forma)                     $  282M
    14           Kokusai                                 $  242M
    15           Ebara                                   $  237M

Source: Dataquest

                                                                    mattson
                                                              the power of three

A Global Presence

[WORLD MAP SHOWING
LOCATIONS OF MATTSON,
STEAG AND CFM MAJOR
SITES AND SALES AND
SERVICE OFFICES]



                                                                    mattson
                                                              the power of three

Strong Position at Top 20 Manufacturers
(top 20 buys 80% of equipment)

Customer                 Mattson        CFM        Steag
--------                 -------        ---        -----
Intel
Samsung                     X            X           X
IBM                         X            X           X
TSMC                        X            X           X
TI                          X            X
STM                         X            X           X
UMC Group                   X            X           X
NEC                         X                        X
Micron                                               X
Toshiba                     X
AMD                         X                        X
Winbond                     X
Motorola                    X            X           X
Phillips                                 X
Fujitsu                     X
Infineon                    X            X           X
Lucent                                               X
Nan Ya                      X                        X
Chartered                   X                        X
Hitachi                     X                        X

                                                                    mattson
                                                              the power of three

MULTI-PRODUCT & MULTI-TECHNOLOGY Company
"#1 or #2 in more than one market"

                                                           Market
                                                          Position
                                                          --------
Dry Strip            Mattson Strip #1 in 1999                #1

RTP                  Steag currently has #2 market           #2
                     position for RTP worldwide

Wet Processing       Steag market & engineering              #4
                     leadership combined with CFM
                     technology leadership

Source: Dataquest

                                                                    mattson
                                                              the power of three

Current Revenue Drivers
Market Sizes and Growth Trends

Market Size ($M)

[SEGMENTED BAR CHART
SHOWING YEAR TO YEAR
GROWTH IN WET, RTP
AND STRIP MARKETS
AND PROJECTIONS,
1998 - 2002]

                        CAGR      1998-2002
                        ----      ---------
                         Wet         28%
                         RTP         36%
                         Strip       28%

Source: Dataquest

                                                                    mattson
                                                              the power of three

Future Revenue Drivers

      PECVD                                    Epi
      Mattson                                  Mattson

      Electroplated Cu                         LPCVD
      Steag (CuTek)                            Steag/Mattson

                          PRODUCTS POSITIONED IN LARGE,
                               HIGH GROWTH MARKETS

                                                                    mattson
                                                              the power of three

Total Available Market (TAM)
With Future Revenue Drivers

Market Size ($M)

CVD/2         26%
ECD           55%
Epi           23%
Wet           28%
RTP           36%
Strip         28%

Source: Dataquest

                                                                    mattson
                                                              the power of three


[THIS SLIDE ALSO INCLUDES
A BAR CHART SHOWING
MARKET SIZE OF EACH
SEGMENT FROM $0M
TO $6,000M ON A
YEAR TO YEAR BASIS
WITH PROJECTIONS FROM
1998 TO 2002]

We Provide Solutions for >40% of the Process Steps in a Fab

       0.15(mu) Logic                             64M DRAM

                                [GRAPHIC SHOWING
                           CROSS SECTION OF 0.15(MU)
                               LOGIC AND 64M DRAM
                              CHIPS WITH STEPS IN
                             MANUFACTURING PROCESS
                                    LABELED]

                                                                    mattson
                                                              the power of three

Solutions for More Process Steps Than
Many Leading Equipment Companies

Equipment Segment          Applied     TEL   Nikon    ASM   Lam     Canon  Novellus     Mattson
-----------------          -------     ---   -----    ---   ---     -----  --------     -------
Steppers                                       X       X              X
Photoresist Processing                  X
Automated Wet Stations                  X                                                   X
Dry Strip                                                                                   X
Dry Etch                      X         X                    X
Chem. Mech. Polishing         X                              X
Diffusion/Tube CVD                      X
Non-Tube Reactor CVD          X         X                                       X           X
Sputtering                    X                                                 X
Electrochemical Dep.          X                                                 X           X
Silicon Epitaxy               X                                                             X
Implant                       X
RTP                           X                                                             X

                                                                    mattson
                                                              the power of three

Capitalizing on Product Synergies

+     Complete wet processing solutions

      - CFM/Steag provide total fab solutions for wet processing - competitive advantage

+     High temperature process solutions

      -     Multiple solution to solve thermal processing problems

+     Wet and Dry total cleaning solutions

                                                                    mattson
                                                              the power of three

Mattson's Technology Leadership

                      1989            1994        1998         2001        2004
                      ----            ----        ----         ----        ----
         DRAM         4Mb              16Mb        64Mb        256Mb        1Gb
                     .8(mu)m          .65(mu)m    .35(mu)m     .15(mu)m    .13(mu)m
  Lithography
                                   Lithography (I-Line, DUV, UV)
Key Challenges        W Plugs       Barrier Films   STI          Cu Interconnect           Strip,Wet,RTP,
                                                                                           Electro Cu
                                              Gap Fill           Low K Dielectric          PECVD, Strip
                                         CMP Oxide/Metal         Ultra Shallow Junctions   RTP
                                                                 New Capacitors            LPCVD, RTP
                                                                 New Gate Materials        LPCVD, RTP

                                                                    mattson
                                                              the power of three

Strong Position Throughout Asia
Direct Employees in Asia

[MAP OF ASIA SHOWING
NUMBERS OF EMPLOYEES
IN EACH LOCATION OF THE
COMBINED ENTERPRISE; THE
NUMBERS ARE TAIWAN: 100,
KOREA: 70, JAPAN: 45,
SINGAPORE: 40]



                                                                    mattson
                                                              the power of three

Well Positioned in Taiwan
For Foundry Business

+     >100 employees in Taiwan

+     Multiple offices and future training facilities

+     $100M estimated revenue for 2000

+     Installed base of >300 systems

                                                                    mattson
                                                              the power of three

300mm Market Leadership
Multiple Product Lines & Large Installed Base

[PHOTOGRAPH OF
MATTSON ASPEN III
PLATFORM]

Mattson Aspen III

+ CVD, Dry Strip
+ >25 tools in production
+ Semiconductor 300, Samsung


[PHOTOGRAPH OF
STEAG RTP AST
3000 PLATFORM

PHOTOGRAPH OF
STEAG WET SYSTEM]

STEAG RTP and Wet

+ >30 AST 3000 systems
+ 5 wet systems installed
+ 3 single tank systems
+ Semiconductor 300 "Top Supplier"


[PHOTOGRAPH OF
CFM OMNI
PLATFORM]

CFM OMNI(TM)

+ Semiconductor 300 "Top Supplier"
+ Multiple tools in production

                                                                    mattson
                                                              the power of three

Financial Details

+     The combined company will be financially stable with >$120M in cash

+     Minimal long term debt

+     Estimated combined revenues of individual companies of $497M in 2000

+     The deal is expected to close Jan. 2001

                                                                    mattson
                                                              the power of three

The New Mattson - Highlights

+     Achieved critical mass - Top 15 Company

+     Comprehensive product portfolio

+     Well positioned for Asian/foundry growth

+     300mm leadership

+     Strong financials to support growth

                       CREATING VALUE AND DRIVING GROWTH

                                                                    mattson
                                                              the power of three